FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

Sale of NBG Group’s stake in the South African Bank of Athens

Athens, 7 March 2017

National Bank of Greece S.A. (“NBG” or the “Bank”) entered into a definitive agreement to sell its entire stake (99.81%) in its subsidiary South African Bank of Athens (“SABA”) to AFGRI Holdings (PTY) Ltd (“AFGRI”). The transaction was pursued in the context of NBG’s Restructuring Plan and in line with its commitments towards European’s Commission’s DG Competition.

The transaction is expected to close within the second semester of 2017 and is subject to customary regulatory and other approvals, including from: (i) the South African Reserve Bank (ii) the South African Ministry of Finance and (iii) the South African Competition Commission and Competition Tribunal.

Following the transaction, NBG Proforma Q3 2016 CET1 ratio will increase by c.5bps, while the Bank’s liquidity is expected to be enhanced by c. EUR 55 million (comprising of the equity value payment, replenishment of intragroup funding and subordinated debt assignment).

Investec Bank Ltd (“Investec”) acted as financial advisor, while Freshfields Bruckhaus Deringer LLP (“Freshfields”) and Edward Nathan Sonnenbergs Incorporated (“ENSafrica”) acted as international and local legal counsels respectively to NBG.

SABA, established in 1947, is a South African-based bank providing comprehensive business banking services to the medium-sized local businesses, as well as niche transactional banking solutions to the broader market.

AFGRI is a leading agricultural services, financial services and food processing company operating in South Africa, 14 countries in the rest of the African continent, the USA, UK and Western Australia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: March 7th, 2017
Chief Financial Officer

/s/ George Angelides

(Registrant)
Date: March 7th, 2017
Director, Financial Division